Exhibit 99.1

4,700,000 COMMON SHARES

ELECTROVAYA INC.

UNDERWRITING AGREEMENT

November 5, 2025

Oppenheimer & Co. Inc.,

as Representative of the several

Underwriters named in Schedule I hereto

c/o Oppenheimer & Co. Inc.

85 Broad Street

New York, New York 10004

Ladies and Gentlemen:

Electrovaya Inc., a corporation existing under the laws of the Province of Ontario, Canada (the “Company”), proposes, subject to the terms and conditions contained herein, to sell to you and the other underwriters named on Schedule I to this Agreement (the “Underwriters”), for whom you are acting as Representative (the “Representative”), an aggregate of 4,700,000 shares (the “Firm Shares”) of the Company’s common shares, no par value per share (the “Common Shares”). The respective amounts of the Firm Shares to be purchased by each of the several Underwriters are set forth opposite their names on Schedule I hereto. In addition, the Company proposes to grant to the Underwriters an option to purchase up to an additional 705,000 Common Shares (the “Option Shares”) from the Company in connection with the sale of the Firm Shares. The Firm Shares and the Option Shares are collectively called the “Shares.” To the extent there are no additional underwriters listed on Schedule I hereto, the term “Representative” as used herein shall mean you, as Underwriter, and the term “Underwriters” shall mean either the singular or the plural, as the context requires.

The Company has filed with the Canadian Securities Regulators (as defined below) a preliminary short form base shelf prospectus dated March 21, 2024, relating to the distribution of up to US$100,000,000 of Common Shares, debt securities, warrants, subscription receipts, and units of the Company (collectively, the “Shelf Securities”) pursuant to the Canadian Securities Laws (as defined below), and in accordance with the Passport System (as defined below). This preliminary short form base prospectus, together with any documents incorporated or deemed incorporated by reference and any amendments or supplements, is referred to as the “Canadian Preliminary Base Prospectus.” The Company has also filed an amended and restated preliminary short form base shelf prospectus dated June 19, 2024, relating to the distribution of the Shelf Securities. This amended and restated preliminary short form base prospectus, including any documents incorporated or deemed incorporated by reference and any amendments or supplements, is referred to as the “Canadian A&R Base Prospectus.” The Company has also filed a final short form base shelf prospectus dated September 17, 2024, relating to the distribution of the Shelf Securities, which omits the Shelf Information (as defined below) in accordance with the Shelf Procedures. This final short form base prospectus, including any documents incorporated or deemed incorporated by reference and any amendments or supplements, is referred to as the “Canadian Final Base Prospectus.” The Reviewing Authority (as defined below) has issued receipts for the Canadian Preliminary Base Prospectus, Canadian A&R Base Prospectus and the Canadian Final Base Prospectus, and the Company has satisfied the conditions under the Passport System for the deemed issuance of a receipt by the Canadian Securities Regulators for the Canadian Preliminary Base Prospectus, Canadian A&R Base Prospectus and the Canadian Final Base Prospectus in each of the other Canadian Qualifying Jurisdictions (as defined below).

In addition, the Company has (a) prepared and filed with the Canadian Securities Regulators, in accordance with the Shelf Procedures, a preliminary prospectus supplement dated November 4, 2025 to the Canadian Final Base Prospectus for the distribution of the Shares in the Canadian Qualifying Jurisdictions, which excludes certain pricing and final terms (including documents incorporated or deemed incorporated by reference and any amendments or supplements thereto, the “Canadian Preliminary Prospectus Supplement”; together with the Canadian Final Base Prospectus, the “Canadian Preliminary Prospectus”), and (b) will prepare and file on November 5, 2025 a final prospectus supplement, also in accordance with the Shelf Procedures, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus Supplement (including documents incorporated or deemed incorporated by reference and any amendments or supplements thereto, the “Canadian Final Prospectus Supplement”; together with the Canadian Final Base Prospectus, the “Canadian Final Prospectus”).

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”) for the purposes of the offering of the Shares. The Company has filed with the Commission a registration statement on Form F-10 (No. 333-278139) in respect of the Shelf Securities and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, are hereinafter referred to as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Shares filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on November 4, 2025, including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; and the U.S. final prospectus supplement relating to the offering of the Shares to be filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act, including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “U.S. Prospectus” shall mean the U.S. Preliminary Prospectus and/or the U.S. Final Prospectus, as applicable, and “Canadian Prospectus” shall mean the Canadian Preliminary Prospectus and/or the Canadian Final Prospectus, as applicable.

Any reference in this Agreement to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the U.S. Prospectus, the Canadian Final Base Prospectus, Canadian Preliminary Prospectus Supplement, Canadian Final Prospectus Supplement, the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date hereof.

The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the U.S. Base Prospectus, the General Disclosure Package (as defined below), the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall include all documents subsequently filed or furnished by the Company with or to the Commission pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), that are deemed to be incorporated by reference therein.

The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Canadian Final Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canada the Canadian Securities Regulators that are deemed to be incorporated by reference therein.

The Company and the Underwriters agree that (a) any offers or sales of the Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements under applicable Canadian Securities Laws is available; and (b) any offers or sales of the Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. securities laws and the requirements of FINRA (as defined below).

As used herein, “Applicable Time” is 7:15 a.m. (New York time) on November 5, 2025 or such other date and time as the Company and the Representative, on behalf of the Underwriters, may mutually agree upon in writing. As used herein, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, and “General Disclosure Package” means the U.S. Preliminary Prospectus, as amended or supplemented immediately prior to the Applicable Time, together with the free writing prospectuses, if any, and the pricing information set forth on Schedule IV hereto.

The Company understands that the Underwriters propose to make a public offering of the Shares, as set forth in and pursuant to the General Disclosure Package and the U.S. Prospectus and Canadian Prospectus, as soon after the date of this Agreement as the Representative deems advisable. The Company hereby confirms that the Underwriters and dealers have been authorized to distribute or cause to be distributed the Preliminary Prospectus, and are authorized to distribute the Prospectus (as from time to time amended or supplemented if the Company furnishes amendments or supplements thereto to the Underwriters).

1.             Sale, Purchase, Delivery and Payment for the Shares. On the basis of the representations, warranties and agreements contained in, and subject to the terms and conditions of, this Agreement:

(a)          The Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price of US$4.888 per share (the “Initial Price”), the number of Firm Shares set forth opposite the name of such Underwriter under the column “Number of Firm Shares to be Purchased” on Schedule I to this Agreement, subject to adjustment in accordance with Section 8 hereof.

(b)          The Company hereby grants to the several Underwriters an option to purchase, severally and not jointly, all or any part of the Option Shares at the Initial Price. The number of Option Shares to be purchased by each Underwriter shall be the same percentage (adjusted by the Representative to eliminate fractions) of the total number of Option Shares to be purchased by the Underwriters as such Underwriter is purchasing of the Firm Shares. Such option may be exercised in whole or in part at any time on or before 12:00 noon, New York City time, on the business day before the Firm Shares Closing Date (as defined below), and from time to time thereafter within 30 days after the date of this Agreement, in each case upon written, facsimile or telegraphic notice, or verbal or telephonic notice confirmed by written, facsimile or telegraphic notice, by the Representative to the Company no later than 12:00 noon, New York City time, on the business day before the Firm Shares Closing Date or at least two business days before the Option Shares Closing Date (as defined below), as the case may be, setting forth the number of Option Shares to be purchased and the time and date (if other than the Firm Shares Closing Date) of such purchase.

(c)          [Reserved.]

(d)          Payment of the purchase price for, and delivery of certificates or book entry statements for, the Firm Shares shall be made at the offices of Oppenheimer & Co. Inc., 85 Broad Street, New York, New York 10004, at 10:00 a.m., New York City time, on the first (second, if pricing occurs after 4:30 p.m., New York City time, on any given day) business day following the date of this Agreement or at such time on such other date, not later than ten (10) business days after the date of this Agreement, as shall be agreed upon by the Company and the Representative (such time and date of delivery and payment are called the “Firm Shares Closing Date”). In addition, in the event that any or all of the Option Shares are purchased by the Underwriters, payment of the purchase price, and delivery of the certificates or book entry statements, for such Option Shares shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representative and the Company, on each date of delivery as specified in the notice from the Representative to the Company (such time and date of delivery and payment are called the “Option Shares Closing Date”). The Firm Shares Closing Date and any Option Shares Closing Date are called, individually, a “Closing Date” and, together, the “Closing Dates.”

(e)          Payment shall be made to the Company by wire transfer of immediately available funds, against delivery of the respective certificates or book entry statements to the Representative for the respective accounts of the Underwriters of certificates or book entry statements for the Shares to be purchased by them.

(f)          The Shares shall be registered in such names and shall be in such denominations as the Representative shall request at least one full business day before the Firm Shares Closing Date or, in the case of Option Shares, on the day of notice of exercise of the option as described in Section 1(b) and shall be delivered by or on behalf of the Company to the Representative through the facilities of the Depository Trust Company for the account of such Underwriter. The Company will cause the certificates or book entry statements representing the Shares to be made available for checking and packaging, at such place as is designated by the Representative, on the full business day before the Firm Shares Closing Date (or the Option Shares Closing Date in the case of the Option Shares).

2.             Representations and Warranties of the Company. The Company represents and warrants to each Underwriter as of the date hereof, as of the Firm Shares Closing Date and as of each Option Shares Closing Date (if any), as follows:

(a)          The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 (each as defined below) to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions (as defined below), and the entering into of this Agreement will not cause the Receipt to no longer be effective. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission, and the Receipt has been obtained from the Reviewing Authority (as defined below) in respect of the Canadian Final Base Prospectus. The Canadian Final Base Prospectus, at the time of filing thereof, complied, and the Canadian Final Prospectus Supplement and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Final Base Prospectus, at the time of filing thereof, did not, and the Canadian Final Prospectus Supplement as of the date of the Canadian Final Prospectus Supplement and any amendment or supplement thereto, will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Final Base Prospectus, at the time of filing thereof, constituted, and the Canadian Final Prospectus Supplement and any amendment or supplement thereto, at the time of filing thereof, will constitute, full, true and plain disclosure of all material facts relating to the Shares. All forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) and statements of the Company contained in the Canadian Prospectus and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters. All forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) and statements of the Company contained in the Registration Statement and the U.S. Prospectus and the assumptions underlying such statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based.

(b)          (i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws (as defined below) and incorporated by reference in the Canadian Final Prospectus complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the Exchange Act and incorporated by reference in the Registration Statement or the U.S. Prospectus complied or will comply when so filed in all material respects with the Exchange Act, (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the General Disclosure Package will comply, in all material respects with the Securities Act, (v) the General Disclosure Package does not and at the time of each sale of the Shares in connection with the offering of the Shares when the Prospectus are not yet available to prospective purchaser, the General Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the General Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. All statistical or market-related data included in the Registration Statement, the U.S. Prospectus and the General Disclosure Package are based on or derived from sources that the Company believes to be reliable and accurate in all material respects. The Form F-X conforms with the requirements of the Securities Act. The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the U.S. Prospectus (or any amendment or supplement thereto) made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representative expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the information that appears in (i) the first two sentences of the sixth paragraph, and (ii) the paragraphs under the caption “Price Stabilization and Passive Market-Making,” under the caption “Plan of Distribution” in the U.S. Prospectus and Canadian Prospectus (collectively, the “Underwriter Information”).

Any electronic road show (including without limitation any “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act) (each, a “Road Show”) (i) is identified in Schedule III hereto and (iii) complied when issued, and complies, in all material respects with the requirements of Canadian Securities Laws and the Securities Act and the Exchange Act.

As used in this Section and elsewhere in this Agreement:

“Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada.

“Canadian Securities Laws” means the applicable securities laws of each of the Canadian Qualifying Jurisdictions as the context may require, and the respective rules and regulations made under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices, rulings and blanket orders of the Canadian Securities Regulators in each of the Canadian Qualifying Jurisdictions.

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in the Canadian Qualifying Jurisdictions.

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions.

“NI 44-102” means National Instrument 44-102 - Shelf Distributions.

“Passport System” means the system for review of prospectus filings set out in Multilateral Instrument 11-102—Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions.

“Receipt” means the receipt issued by the Reviewing Authority under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions for the Canadian Final Base Prospectus, which receipt is deemed to also be a receipt of the other Canadian Securities Regulators.

“Reviewing Authority” means the Ontario Securities Commission, the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions.

“Shelf Information” means the information, if any, included in the Canadian Final Prospectus Supplement that is omitted from the Canadian Final Base Prospectus, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Prospectus as of the date of the Canadian Final Prospectus Supplement.

“Shelf Procedures” means the Canadian Securities laws concerning shelf registrations, including NI 44-101 and NI 44-102.

“Subsidiaries” shall refer to any subsidiary of the Company.

“TSX” means the Toronto Stock Exchange.

(c)          Except as disclosed in Schedule III hereto, the Company has not, directly or indirectly, prepared, used or referred to any “free writing prospectus” (as defined in Rule 405 under the Securities Act).

(d)          The consolidated financial statements of the Company (including all notes and schedules thereto) included in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus present fairly the financial position of the Company and its Subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries for the periods specified; and such financial statements and related schedules and notes thereto, and the unaudited financial information filed with the Commission and Canadian Securities Regulators, as applicable, as part of the Registration Statement, U.S. Prospectus and/or Canadian Prospectus, have been prepared in conformity with IFRS Accounting Standards Board as issued by the International Accounting Standards Board (“IFRS”), consistently applied throughout the periods involved. There are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package, the U.S. Prospectus or the Canadian Prospectus that are not included or incorporated by reference as required.

(e)          MNP LLP (the “Auditor”), whose reports are filed with the Commission and incorporated by reference into the Registration Statement, the General Disclosure Package, the U.S. Prospectus or the Canadian Prospectus, as applicable, is and, during the periods covered by their reports, was, (i) an independent public accounting firm as required by the Securities Act, (ii) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”)), (iii) not in violation of the auditor independence requirements of the Sarbanes-Oxley Act, and (iv) independent with respect to the Company as required by applicable Canadian professional standards; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of NI 51-102) between the Company and the Auditor.

(f)          The Company and its Subsidiaries are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation or organization and each such entity has all requisite power and authority to carry on its business as is currently being conducted as described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, and to own, lease and operate its properties. Except as described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, all of the issued share capital of, or other ownership interests in, each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and are owned, directly or indirectly, by the Company, free and clear of any lien, charge, mortgage, pledge, security interest, claim, limitation on voting rights, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever. The Company and each of its Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or location of the assets or properties owned, leased or licensed by it requires such qualification, except for such jurisdictions where the failure to so qualify individually or in the aggregate would not have a material adverse effect on the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Company and its Subsidiaries considered as a whole (a “Material Adverse Effect”); and to the Company’s knowledge, no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification.

(g)          The Registration Statement initially became effective within three years of the date hereof.

(h)          The Company and each of its Subsidiaries has all requisite corporate power and authority, and all necessary authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental or regulatory bodies or any other person or entity (collectively, the “Permits”), to own, lease and license its assets and properties and conduct its business, all of which are valid and in full force and effect, except where the lack of such Permits, individually or in the aggregate, would not have a Material Adverse Effect. The Company and each of its Subsidiaries has fulfilled and performed in all material respects all of its obligations with respect to such Permits and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the Company thereunder. Except as may be required under the Securities Act, the rules and regulations of Nasdaq, the rules and regulations of FINRA, and state and foreign Blue Sky laws, no other Permits are required to enter into, deliver and perform this Agreement and to issue and sell the Shares.

(i)          (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act) of the Shares and (ii) at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 of the Securities Act.

(j)          The Company or its Subsidiaries own or possess the valid right to use all (i) valid and enforceable patents, patent applications, trademarks, trademark registrations, service marks, service mark registrations, Internet domain name registrations, copyrights, copyright registrations, licenses, trade secret rights (“Intellectual Property Rights”) and (ii) inventions, software, works of authorships, trademarks, service marks, trade names, databases, formulae, know how, Internet domain names and other intellectual property (including trade secrets and other unpatented and/or unpatentable proprietary confidential information, systems, or procedures) (collectively, “Intellectual Property Assets”) necessary to conduct its business as currently conducted and as described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus. The Company has not received any notice of, and is not aware of, any infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights or Intellectual Property Assets. Further, the Company has not received any opinion from its legal counsel concluding that any activities of its business infringe, misappropriate, or otherwise violate, valid and enforceable Intellectual Property Rights of any other person, and has not received written notice of any challenge, which is to its knowledge still pending, by any other person to the rights of the Company with respect to any Intellectual Property Rights or Intellectual Property Assets owned or used by the Company. To the Company’s knowledge, the Company’s business as now conducted does not give rise to any infringement of, any misappropriation of, or other violation of, any valid and enforceable Intellectual Property Rights of any other person. All licenses for the use of the Intellectual Property Rights described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus are, to the Company’s knowledge, valid, binding upon, and enforceable by or against the parties thereto in accordance to its terms. The Company has complied in all material respects with, and, to its knowledge, is not in breach, nor has received any asserted or threatened claim of breach of any Intellectual Property license, and the Company has no knowledge of any breach by any other person to any Intellectual Property license. No claim has been made against the Company alleging the infringement by the Company of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person. The Company has taken all reasonable steps to protect, maintain and safeguard its Intellectual Property Rights. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Company’s right to own, use, or hold for use any of the Intellectual Property Rights as owned, used or held for use in the conduct of the business as currently conducted. The Company has at all times complied with all applicable laws relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company in the conduct of the Company’s business. No claims have been asserted or, to the Company’s knowledge threatened, against the Company alleging a violation of any person’s privacy or personal information or data rights and the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any law related to data privacy, data protection, or the collection and use of personal information collected, used, or held for use by the Company in the conduct of the Company’s business. The Company takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification, or other misuse.

(k)          The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including “Personal Data,” used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by GDPR; (iv) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. To the knowledge of the Company, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

(l)          The Company and its Subsidiaries are in material compliance with all applicable provincial, state and federal data privacy and security laws and regulations, including without limitation HIPAA, and the Company and its Subsidiaries have taken commercially reasonable actions to prepare to comply with, and currently are in compliance with, the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679) (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Company and its Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of Personal Data (the “Policies”). The Company and its Subsidiaries have at all times made all disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Company, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor any subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

(m)          Except as described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, the Company and each of its Subsidiaries has good and marketable title in fee simple to all real property, and good and marketable title to all other property owned by it, in each case free and clear of all liens, encumbrances, claims, security interests and defects, except such as do not materially affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company and its Subsidiaries. All property held under lease by the Company and its Subsidiaries is held by them under valid, existing and, to the Company’s knowledge, enforceable leases, free and clear of all liens, encumbrances, claims, security interests and defects, except such as are not material and do not materially interfere with the use made or proposed to be made of such property by the Company and its Subsidiaries.

(n)          Except as disclosed in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, subsequent to the respective dates as of which information is given in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, (i) there has not been any event which could have a Material Adverse Effect; (ii) neither the Company nor any of its Subsidiaries has sustained any loss or interference with its assets, businesses or properties (whether owned or leased) from fire, explosion, earthquake, flood or other calamity, including a health epidemic or pandemic outbreak of infectious disease, whether or not covered by insurance, or from any labor dispute or any court or legislative or other governmental action, order or decree which would have a Material Adverse Effect; and (iii) since the date of the latest balance sheet included in the U.S. Prospectus and the Canadian Prospectus, neither the Company nor its Subsidiaries (A) issued any securities (other than plans disclosed in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus for securities issued pursuant to employee benefit plans, qualified share option plans or other employee compensation plans or pursuant to plans disclosed in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus for outstanding options, rights or warrants,) or incurred any liability or obligation, direct or contingent, for borrowed money, except such liabilities or obligations incurred in the ordinary course of business, (B) entered into any transaction (whether or not in the ordinary course of business) that is material to the Company and its Subsidiaries taken as a whole or (C) has declared or paid any dividend or made any distribution on any shares of its share capital or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or otherwise acquire any shares of its share capital.

(o)          There is no document, contract or other agreement required to be described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus or the Canadian Prospectus or to be filed as an exhibit to the Registration Statement which is not described or filed as required by the Securities Act or Canadian Securities Laws, as applicable. Each description of a contract, document or other agreement in the Registration Statement, the General Disclosure Package, the U.S. Prospectus or the Canadian Prospectus accurately reflects in all material respects the terms of the underlying contract, document or other agreement. Each contract, document or other agreement described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus or the Canadian Prospectus or listed in the exhibits to the Registration Statement or incorporated by reference is in full force and effect and is valid and enforceable by and against the Company or its subsidiary, as the case may be, in accordance with its terms. Neither the Company nor any of its Subsidiaries, if a subsidiary is a party, nor to the Company’s knowledge, any other party. Neither the Company nor any of its Subsidiaries, if a subsidiary is a party, is in default in the observance or performance of any material term or obligation to be performed by it under any such agreement, and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event, individually or in the aggregate, would have a Material Adverse Effect. No default exists, and no event has occurred which with notice or lapse of time or both would constitute a default, in the due performance and observance of any term, covenant or condition, by the Company or its subsidiary, if a subsidiary is a party thereto, of any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which Company or its properties or business or a subsidiary or its properties or business may be bound or affected which default or event, individually or in the aggregate, would have a Material Adverse Effect.

(p)          Neither the Company nor any subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time, or both, would constitute a default under, or result in the creation or imposition of any lien, charge, mortgage, pledge, security interest, claim, limitation on voting rights, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever, upon, any property or assets of the Company or any subsidiary pursuant to, any bond, debenture, note, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, foreign or domestic, except (in the case of clauses (ii) and (iii) above) for violations or defaults that could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(q)          This Agreement has been duly authorized, executed and delivered by the Company.

(r)          Neither the execution, delivery and performance of this Agreement by the Company nor the consummation of any of the transactions contemplated hereby (including, without limitation, the issuance and sale by the Company of the Shares) will conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or require any waiver under, or result in the execution or imposition of any lien, charge or encumbrance upon any properties or assets of the Company pursuant to the terms of, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company is a party or by which the Company or any of its properties is bound, or any franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or violate any provision of the charter or by-laws of the Company, except for such waivers which have already been obtained and are in full force and effect.

(s)          The Company has authorized and outstanding share capital as set forth under the caption “Description of Common Shares” in the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus. The certificates or book entry statements evidencing the Shares are in due and proper legal form and have been duly authorized for issuance by the Company. All of the issued and outstanding Common Shares have been duly and validly issued and are fully paid and nonassessable. There are no statutory preemptive or other similar rights to subscribe for or to purchase or acquire any Common Shares of the Company or any such rights pursuant to its articles or by-laws or any agreement or instrument to or by which the Company is a party or bound. The Shares, when issued and sold pursuant to this Agreement, will be duly and validly issued, fully paid and nonassessable and none of them will be issued in violation of any preemptive or other similar right. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Common Shares for the purpose of enabling the Company to issue Option Shares pursuant to this Agreement. Neither the filing of the U.S. Prospectus and Canadian Prospectus nor the offering or sale of the Shares as contemplated by this Agreement gives rise to any rights for or relating to the registration of any Common Shares or other securities of the Company. Except as disclosed in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, there is no outstanding option, warrant or other right calling for the issuance of, and there is no commitment, plan or arrangement to issue, any shares of the Company or any security convertible into, or exercisable or exchangeable for, such shares. The exercise price of each option to acquire Common Shares, share bonus and other share plans or arrangements (each, a “Company Share Option”) is no less than the fair market value of a share of Common Shares as determined on the date of grant of such Company Share Option. All grants of Company Share Options were validly issued and properly approved by the Board of Directors of the Company in material compliance with all applicable laws and regulatory rules or requirements, including all applicable federal securities laws, and the terms of the plans under which such Company Share Options were issued and were recorded on the Company’s financial statements in accordance with IFRS, and no such grants involved any “back dating”, “forward dating,” “spring loading” or similar practices with respect to the effective date of grant. The description of the Company Share Options and the options or other rights granted thereunder set forth in the Registration Statement, the General Disclosure Package, the US. Prospectus and the Canadian Prospectus accurately and fairly presents in all material respects the information required to be shown with respect to such plans, arrangements and awards. The Common Shares and the Shares conform in all material respects to all statements in relation thereto contained in the Registration Statement, General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus.

(t)          No holder of any security of the Company has any right, which has not been waived, to have any security owned by such holder included in the Registration Statement or to demand registration of any security owned by such holder for a period of 90 days after the date of this Agreement. Each director and executive officer of the Company and each shareholder of the Company listed on Schedule II hereto has delivered to the Representative her, his or their enforceable written lock-up agreement in the form attached to this Agreement as Exhibit A (“Lock-Up Agreement”).

(u)          There are no legal or governmental proceedings pending to which the Company or any of its Subsidiaries is a party or of which any property of the Company or any of its Subsidiaries is the subject which, if determined adversely to the Company or any of its Subsidiaries could individually or in the aggregate have a Material Adverse Effect; and, to the knowledge of the Company, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(v)          All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Agreement and the issuance and sale of the Shares by the Company.

(w)          Neither the Company nor any of its Subsidiaries is involved in any labor dispute nor, to the knowledge of the Company, is any such dispute threatened, which dispute would have a Material Adverse Effect. The Company is not aware of any threatened or pending litigation between the Company or its Subsidiaries and any of its executive officers which, if adversely determined, could have a Material Adverse Effect.

(x)          No supplier, customer or distributor of the Company has notified the Company that it intends to discontinue or decrease the rate of business done with the Company, except where such discontinuation or decrease has not resulted in and could not reasonably be expected to result in a Material Adverse Effect.

(y)          No transaction has occurred between or among the Company or any of its Subsidiaries and any of the Company’s officers or directors, shareholders or five percent shareholders or any affiliate or affiliates of any such officer or director or shareholder or five percent shareholders that is required to be described in and is not described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus.

(z)          The Company has not taken, nor will it take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Shares or any security of the Company, within the meaning of Regulation M of the Exchange Act, to facilitate the sale or resale of any of the Shares.

(aa)        The Company and each of its Subsidiaries has filed all federal, state, provincial, local and foreign tax returns which are required to be filed (in Canada, the United States and otherwise) through the date hereof, which returns are true and correct in all material respects or has received timely extensions thereof, and has paid all taxes shown on such returns and all assessments received by it to the extent that the same are material and have become due. There are no tax audits or investigations pending, which if adversely determined would have a Material Adverse Effect; nor are there any material proposed additional tax assessments against the Company or any of its Subsidiaries.

(bb)        Prior to the Closing Date, the Shares will have been duly authorized for listing on The Nasdaq Capital Market and conditionally approved for listing on the TSX, subject to satisfaction of the customary conditions of listing approval.

(cc)        The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on The Nasdaq Capital Market or TSX, nor has the Company received any notification that the Commission, The Nasdaq Capital Market or TSX is contemplating terminating such registration or listing.

(dd)        The books, records and accounts of the Company and its Subsidiaries accurately and fairly reflect, the transactions in, and dispositions of, the assets of, and the results of operations of, the Company and its Subsidiaries. Except as described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, the Company maintains a system of “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and are in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with the Canadian Securities Regulators. The Company maintains a system of internal controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) interactive data in eXtensible Business Reporting Language included in the Registration Statement fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(ee)        Except as described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, the Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), which: (i) are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures were effective as of the Company’s most recently ended quarter.

(ff)        Except as described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, based on the Company’s most recent evaluation of its internal controls over financial reporting pursuant to Rule 13a-15(c) of the Exchange Act, the Company is not aware of (i) any material weakness or significant deficiency in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in internal controls; or (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls over financial reporting.

(gg)        Except as described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus and as preapproved in accordance with the requirements set forth in Section 10A of the Exchange Act, the Auditor has not been engaged by the Company to perform any “prohibited activities” (as defined in Section 10A of the Exchange Act).

(hh)        Except as described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, there are no material off-balance sheet arrangements (as defined in Item 303 of Regulation S-K) that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, revenues or expenses, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

(ii)        The Company’s Board of Directors has, subject to the exceptions, cure periods and phase in periods specified in the applicable stock exchange rules (“Exchange Rules”), validly appointed an audit committee to oversee internal accounting controls whose composition satisfies the requirements of Listing Rule 5605 of The Nasdaq Stock Market and National Instrument 52-110 Audit Committees, and the Board of Directors and/or the audit committee has adopted a charter that satisfies the requirements of Listing Rule 5605 of The Nasdaq Stock Market. The audit committee has adopted a charter that complies in all material respects with the requirements of the Exchange Rules and has reviewed the adequacy of its charter within the past twelve months.

(jj)        There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(kk)        The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged after giving effect to the transactions described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus; all policies of insurance and fidelity or surety bonds insuring the Company or any of its Subsidiaries or the Company’s or its Subsidiaries’ respective businesses, assets, employees, officers and directors are in full force and effect; the Company and each of its Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and neither the Company nor any subsidiary of the Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that is not materially greater than the current cost. Neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(ll)        Each approval, consent, order, authorization, designation, declaration or filing of, by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Company of this Agreement and the consummation of the transactions herein contemplated required to be obtained or performed by the Company (except such additional steps as may be required by the Financial Industry Regulatory Authority (“FINRA”) or may be necessary to qualify the Shares for public offering by the Underwriters under the state securities or Blue Sky laws) has been obtained or made and is in full force and effect.

(mm)        There are no affiliations with FINRA among the Company’s officers or directors, except as set forth in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus or otherwise disclosed in writing to the Representative.

(nn)        All of the information provided to the Underwriters or to counsel for the Underwriters by the Company in connection with the offering of the Shares is true, complete, correct and compliant in all material respects with FINRA’s rules, and any letters, filings or other supplemental information provided to FINRA pursuant to FINRA Rules or NASD Conduct Rules is true, complete, correct and compliant in all material respects.

(oo)        (i) Each of the Company and each of its Subsidiaries is in compliance in all material respects with all rules, laws and regulations relating to the use, treatment, storage and disposal of toxic substances and protection of health or the environment (“Environmental Law”) which are applicable to its business; (ii) neither the Company nor its Subsidiaries has received any notice from any governmental authority or third party of an asserted claim under Environmental Laws; (iii) each of the Company and each of its Subsidiaries has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business, except where the lack of such permits, licenses or other approvals, individually or in the aggregate, would not have a Material Adverse Effect, and is in compliance, in all material respects, with all terms and conditions of any such permit, license or approval; (iv) to the Company’s knowledge, no facts currently exist that will require the Company or any of its Subsidiaries to make future material capital expenditures to comply with Environmental Laws; and (v) no property which is or has been owned, leased or occupied by the Company or its Subsidiaries has been designated as a Superfund site pursuant to the Comprehensive Environmental Response, Compensation of Liability Act of 1980, as amended (42 U.S.C. Section 9601, et. seq.) (“CERCLA”) or otherwise designated as a contaminated site under applicable state or local law. Neither the Company nor any of its Subsidiaries has been named as a “potentially responsible party” under CERCLA.

(pp)        In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which the Company identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect.

(qq)        The Company and each of its Subsidiaries (i) is in compliance, in all material respects, with any and all applicable foreign, federal, state, provincial and local laws, rules, regulations, treaties, statutes and codes promulgated by any and all governmental authorities (including pursuant to the Occupational Health and Safety Act) relating to the protection of human health and safety in the workplace (“Occupational Laws”); (ii) has received all material permits, licenses or other approvals required of it under applicable Occupational Laws to conduct its business as currently conducted; and (iii) is in compliance, in all material respects, with all terms and conditions of any such permits, licenses or approvals. No action, proceeding, revocation proceeding, writ, injunction or claim is pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries relating to Occupational Laws, and the Company does not have knowledge of any facts, circumstances or developments relating to its operations or cost accounting practices that could reasonably be expected to form the basis for or give rise to such actions, suits, investigations or proceedings.

(rr)        The Company is not and, after giving effect to the offering and sale of the Shares and the application of proceeds thereof as described in the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, will not be required to register as an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(ss)        The Company does not believe it was a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder for its taxable year ended September 30, 2025. The Company is not a “controlled foreign corporation”, as defined in the Code.

(tt)        At the time of filing and effectiveness of the Registration Statement the Company was a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(uu)        The Company is, and will be on the Closing Date and on each Option Closing Date, if any, a reporting issuer in the Canadian Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by any Canadian Securities Regulator that maintains such a list; the Company is in compliance, in all material respects, with its continuous and timely disclosure obligations under Canadian Securities Laws and under the rules and regulations of Nasdaq and the TSX and has filed all documents required to be filed by it with the Canadian Securities Regulators under applicable Canadian Securities Laws; the Company has not filed any confidential material change reports with any of the Canadian Securities Regulators that remain confidential at the date hereof; and the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions prior to the date of this Agreement.

(vv)        [Reserved].

(ww)        Neither the Company nor, to the knowledge of the Company, any of its Subsidiaries nor any director, officer or employee of the Company or any of its Subsidiaries nor any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any anti-bribery laws, including but not limited to, any applicable law, rule or regulation of any locality, including but not limited to any law, rule or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other applicable law, rule or regulation of similar purpose and scope or anti-corruption law; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its Subsidiaries have instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(xx)        The operations of the Company and to the knowledge of the Company, its Subsidiaries, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending, or to the knowledge of the Company, threatened.

(yy)        (i) Neither the Company, nor, to the knowledge of the Company, any of its Subsidiaries, directors, officers, or employees, any agent or affiliate of the Company or any of its Subsidiaries, or other person associated with or acting on behalf of the Company or any of its Subsidiaries is (i) currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is (ii) located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, the Crimea region, the non-government controlled areas of the Zaporizhzhia and Kherson Regions of Ukraine (or any other Covered Region of Ukraine identified pursuant to Executive Order 14065), the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, and Syria (each, a “Sanctioned Country”).

(ii)        The Company will not, directly or indirectly, use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities or business of or with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(iii)       Since the more recent of (i) April 24, 2019 and (ii) ten (10) years prior to the date of this Agreement, the Company and its Subsidiaries the Company and, to the Company’s knowledge its Subsidiaries, have not engaged in and are not now engaged in, any dealings or transactions with any person that at the time of the dealing was the subject or the target of Sanctions or with any Sanctioned Country.

(iv)        The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company and its directors, officers and employees, are in compliance with all applicable Sanctions, and are not knowingly engaged in any activity that would reasonably be expected to result in the Company being designated as the subject or target of Sanctions.

(zz)        The Company has not sold or issued any securities that would be integrated with the offering of the Shares contemplated by this Agreement pursuant to the Securities Act or any interpretations thereof by the Commission.

(aaa)       (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for which the Company or any member of its “Controlled Group” (defined as any entity, whether or not incorporated, that is under common control with the Company within the meaning of Section 4001(a)(14) of ERISA or any entity that would be regarded as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to, ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no Plan has failed (whether or not waived), or is reasonably expected to fail, to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA or Section 412 of the Code) applicable to such Plan; (iv) no Plan is, or is reasonably expected to be, in “at risk status” (within the meaning of Section 303(i) of ERISA) and no Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA is in “endangered status” or “critical status” (within the meaning of Sections 304 and 305 of ERISA); (v) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (vi) no “reportable event” (within the meaning of Section 4043(c) of ERISA and the regulations promulgated thereunder) has occurred or is reasonably expected to occur; (vii) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification; (viii) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guarantee Corporation, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan”, within the meaning of Section 400 1(a)(3) of ERISA); and (ix) none of the following events has occurred or is reasonably likely to occur: (A) a material increase in the aggregate amount of contributions required to be made to all Plans by the Company or its Controlled Group affiliates in the current fiscal year of the Company and its Controlled Group affiliates compared to the amount of such contributions made in the Company’s and its Controlled Group affiliates’ most recently completed fiscal year; or (B) a material increase in the Company and its Subsidiaries’ “accumulated post-retirement benefit obligations” (within the meaning of Accounting Standards Codification Topic 715-60) compared to the amount of such obligations in the Company and its Subsidiaries’ most recently completed fiscal year, except in each case with respect to the events or conditions set forth in (i) through (ix) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect.

(bbb)       None of the Company, its directors or its officers has distributed nor will distribute prior to the later of (i) the Firm Shares Closing Date, or the Option Shares Closing Date, and (ii) completion of the distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than any U.S. Preliminary Prospectus, Canadian Preliminary Prospectus, the U.S. Prospectus, the Canadian Prospectus, the Registration Statement and other materials, if any, permitted by the Securities Act and consistent with Section 3(d) below.

(ccc)       The Company (a) has not alone engaged in any Testing-the-Waters Communication (as defined below) other than Testing-the-Waters Communications with the consent of the Representative with entities that are qualified institutional buyers within the meaning of Rule 144A under the Securities Act or institutions that are accredited investors within the meaning of Rule 501 under the Securities Act and (b) has not authorized anyone other than the Representative to engage in Testing-the-Waters Communications. The Company has not distributed any Written Testing-the-Waters Communications (as defined herein). “Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) or Rule 163B of the Securities Act. “Written Testing-the-Waters Communication” means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Securities Act.

(ddd)       Other than as contemplated by this Agreement, the Company has not incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(eee)       There are no debt securities, convertible securities or preferred shares issued or guaranteed by the Company or any of its Subsidiaries that are rated by a “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) under the Exchange Act.

(fff)       The Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to any affiliate of any Underwriter.

(ggg)       No subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s share capital or similar ownership interest, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other Subsidiary of the Company.

(hhh)       The Company is a reporting issuer in each of the Canadian Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by any Canadian Securities Regulator that maintains such a list; the Company is in compliance, in all material respects, with its continuous and timely disclosure obligations under Canadian Securities Laws and under the rules and regulations of Nasdaq and the TSX and has filed all documents required to be filed by it with the Canadian Securities Regulators under applicable Canadian Securities Laws; the Company has not filed any confidential material change reports with any of the Canadian Securities Regulators that remain confidential at the date hereof; and the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions prior to the date of this Agreement. The Company is eligible to use the Canadian Shelf Procedures for the distribution of the Shares in each of the Canadian Qualifying Jurisdictions (other than the Province of Québec). The Company has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Shares through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions (other than the Province of Québec), except for the filing of the Canadian Final Prospectus with the Canadian Qualifying Jurisdictions.

(iii)       Except as disclosed in the U.S. Prospectus and Canadian Prospectus, the Company has not made any significant acquisition, as such term is defined in Part 8 of NI 51-102, in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the U.S. Prospectus and Canadian Prospectus and for which a business acquisition report has not been filed under NI 51-102, the Company has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Company that have progressed to the state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the U.S. Prospectus and the Canadian Prospectus.

3.             Conditions of the Underwriters’ Obligations. The obligations of the Underwriters under this Agreement are several and not joint. The respective obligations of the Underwriters to purchase the Shares are subject to each of the following terms and conditions:

(a)          Notification that the Registration Statement has become effective shall have been received by the Representative, and the U.S. Final Prospectus shall have been timely filed with the Commission in accordance with Section 4(a) of this Agreement and any material required to be filed by the Company pursuant to Rule 433(d) of the Securities Act shall have been timely filed with the Commission in accordance with such rule.

(b)          No order preventing or suspending the use of any Preliminary U.S. Prospectus, Preliminary Canadian Prospectus, the U.S. Prospectus or the Canadian Prospectus shall have been issued or shall be in effect and no order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the Commission or Canadian Securities Regulators, and any requests for additional information on the part of the Commission or Canadian Securities Regulators (to be included in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or otherwise) shall have been complied with to the satisfaction of the Commission or Canadian Securities Regulators, as applicable, and the Representative.

(c)          The representations and warranties of the Company contained in this Agreement and in the certificates delivered pursuant to Section 3(d) shall be true and correct when made and on and as of each Closing Date as if made on such date. The Company shall have performed all covenants and agreements and satisfied all the conditions contained in this Agreement required to be performed or satisfied by them at or before such Closing Date.

(d)          The Representative shall have received on each Closing Date a certificate, addressed to the Representative and dated such Closing Date, of the chief executive officer and the chief financial officer of the Company to the effect that: (i) the representations, warranties and agreements of the Company in this Agreement were true and correct when made and are true and correct as of such Closing Date; (ii) the Company has performed all covenants and agreements and satisfied all conditions contained herein; (iii) they have carefully examined the Registration Statement, the U.S. Prospectus, the Canadian Prospectus and the General Disclosure Package, and, in their opinion (A) as of its date, the U.S. Prospectus did not include, and as of the Applicable Time (as defined below), the General Disclosure Package did not include, any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (B) since the effective date of the Registration Statement no event has occurred which should have been set forth in a supplement or otherwise required an amendment to the Registration Statement, the General Disclosure Package, the U.S. Prospectus or the Canadian Prospectus, and was not so set forth or amended, as applicable; (iv) no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and, to their knowledge, no proceedings for that purpose have been instituted or are pending under the Securities Act or Canadian Securities Laws and (v) there has not occurred any material adverse change in the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Company and its Subsidiaries considered as a whole.

(e)          The Representative shall have received: (i) simultaneously with the execution of this Agreement a signed letter from the Auditor addressed to the Representative and dated the date of this Agreement, in form and substance reasonably satisfactory to the Representative, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, and (ii) on each Closing Date, a signed letter from the Auditor addressed to the Representative and dated the date of such Closing Date(s), in form and substance reasonably satisfactory to the Representative containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, provided, that such letter delivered on the Firm Shares Closing Date and as of each Option Shares Closing Date (if any), shall use a “cut-off” date no more than two business days prior to the Firm Shares Closing Date and each Option Shares Closing Date (if any).

(f)          The Representative shall have received on each Closing Date from Fasken Martineau DuMoulin LLP, Canadian counsel for the Company, an opinion, addressed to the Representative and dated such Closing Date in form and substance reasonably satisfactory to the Representative.

(g)          The Representative shall have received on each Closing Date from Nauth LPC, U.S. counsel for the Company, an opinion and negative assurance letter, addressed to the Representative and dated such Closing Date in form and substance reasonably satisfactory to the Representative.

(h)          The Representative shall have received on each Closing Date from Altro LLP, U.S. tax counsel for the Company, an opinion addressed to the Representative and dated such Closing Date in form and substance reasonably satisfactory to the Representative.

(i)          The Representative shall have received on each Closing Date from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel for the Representative, an opinion and negative assurance letter, addressed to the Representative and dated such Closing Date in form and substance reasonably satisfactory to the Representative.

(j)          [Reserved].

(k)          All proceedings taken in connection with the sale of the Firm Shares and the Option Shares as herein contemplated shall be reasonably satisfactory in form and substance to the Representative.

(l)          The Representative shall have received copies of the Lock-up Agreements executed by each entity or person listed on Schedule II hereto.

(m)          The Shares shall have been approved for listing on The Nasdaq Capital Market, subject only to official notice of issuance, and the TSX, subject to satisfaction of the customary conditions of listing approval.

(n)          The Representative shall be reasonably satisfied that since the date as of which information is given in the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, (i) there shall not have been any material change in the share capital of the Company or any material change in the indebtedness (other than in the ordinary course of business) of the Company, (ii) except as set forth or contemplated by the Registration Statement, the General Disclosure Package, the U.S. Prospectus or the Canadian Prospectus, no material oral or written agreement or other transaction shall have been entered into by the Company that is not in the ordinary course of business or that could reasonably be expected to result in a material reduction in the future earnings of the Company, (iii) no loss or damage (whether or not insured) to the property of the Company shall have been sustained that had or could reasonably be expected to have a Material Adverse Effect, (iv) no legal or governmental action, suit or proceeding affecting the Company or any of its properties that is material to the Company or that affects or could reasonably be expected to affect the transactions contemplated by this Agreement shall have been instituted or threatened and (v) there shall not have been any material change in the assets, properties, condition (financial or otherwise), or in the results of operations, business affairs or business prospects of the Company or its Subsidiaries considered as a whole that makes it impractical or inadvisable in the Representative’s judgment to proceed with the purchase or offering of the Shares as contemplated hereby.

(o)          On or before the Firm Shares Closing Date, FINRA shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and agreements in connection with the offering of the Shares.

(p)          No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Firm Shares Closing Date or an Option Shares Closing Date (if any), prevent the issuance or sale of the Shares; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date or an Option Shares Closing Date (if any), prevent the issuance or sale of the Shares.

(q)          The Representative shall have received on or prior to each Closing Date satisfactory evidence of the good standing of the Company in its jurisdiction of organization in writing or any standard form of telecommunication from the appropriate governmental authority of such jurisdiction.

(r)          The Company shall have furnished or caused to be furnished to the Representative such further certificates or documents (including a Secretary’s Certificate) as the Representative shall have reasonably requested.

4.	Covenants and other Agreements of the Company and the Underwriters.

(a)          The Company covenants and agrees as follows:

(i)          The Company will use its best efforts to cause the Registration Statement, if not effective at the time of execution of this Agreement, and any amendments thereto, to become effective as promptly as possible. The Company shall prepare the U.S. Preliminary Prospectus and U.S. Final Prospectus in a form approved by the Representative and file such Prospectus pursuant to General Instruction II.L of Form F-10 not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement, or, if applicable, such earlier time as may be required by the Securities Act. The Company will file the Canadian Preliminary Prospectus and Canadian Final Prospectus with Canadian Securities Regulators in the Canadian Qualifying Jurisdictions pursuant to the requirements of National Instrument 44-102.

(ii)        During the Prospectus Delivery Period through the Closing Date, the Company shall promptly advise the Representative in writing (A) when any post-effective amendment to the Registration Statement shall have become effective or any supplement to the U.S. Prospectus and/or the Canadian Prospectus shall have been filed, (B) of any request by the Commission or Canadian Securities Regulators for any amendment of the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or for any additional information, (C) of the issuance by the Commission or Canadian Securities Regulators of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any prospectus, or the institution or threatening of any proceeding for that purpose and (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company shall not file any amendment of the Registration Statement or supplement to the U.S. Prospectus or Canadian Prospectus or any document incorporated by reference in the Registration Statement unless the Company has furnished the Representative a copy for its review prior to filing and shall not file any such proposed amendment or supplement to which the Representative reasonably objects. The Company shall use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters a prospectus relating to the Shares is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Shares by any Underwriter or dealer.

(iii)       If, at any time when a prospectus relating to the Shares (or, in lieu thereof, the notice referred to in Rule 173(a) of the Securities Act) is required to be delivered under the Securities Act or Canadian Securities Laws, as applicable, and any event occurs as a result of which the U.S. Prospectus or the Canadian Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend or supplement the U.S. Prospectus or the Canadian Prospectus to comply with the Securities Act or Canadian Securities Laws, as applicable, the Company promptly shall prepare and file with the Commission or Canadian Securities Regulators, as applicable, subject to the second sentence of paragraph (ii) of this Section 4(a), an amendment or supplement which shall correct such statement or omission or an amendment which shall effect such compliance.

(iv)        [Reserved.]

(v)          The Company shall make generally available to its security holders (which may be satisfied by filing with the Commission’s Electronic Data Gathering, Analysis and Retrieval System) as soon as practicable, but not later than the first day of the fifteenth full calendar month following the Execution Date, an earnings statement that satisfies the provisions of Rule 158(a) under Section 11(a) of the Securities Act) covering a period of at least twelve (12) consecutive months beginning after the Execution Date.

(vi)        The Company shall furnish to the Representative, without charge, signed copies of the Registration Statement (including all exhibits thereto and amendments thereof) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and all amendments thereof and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act, as many copies of any U.S. Preliminary Prospectus, any Canadian Preliminary Prospectus, the U.S. Prospectus and the Canadian Prospectus and any amendments thereof and supplements thereto as the Representative may reasonably request. If applicable, the copies of the Registration Statement, preliminary prospectus and Prospectus and each amendment and supplement thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(vii)       The Company shall cooperate with the Representative and their counsel in endeavoring to qualify the Shares for offer and sale in connection with the offering under the laws of such jurisdictions as the Representative may designate and shall maintain such qualifications in effect so long as required for the distribution of the Shares; provided, however, that the Company shall not be required in connection therewith, as a condition thereof, to qualify as a foreign corporation or to execute a general consent to service of process in any jurisdiction or subject itself to taxation as doing business in any jurisdiction.

(viii)      The Company, during the period when the U.S. Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) of the Securities Act) is required to be delivered under the Securities Act or the Exchange Act, will file all reports and other documents required to be filed with the Commission pursuant to Section 13, 14 or 15 of the Exchange Act within the time periods required by the Exchange Act.

(ix)        Without the prior written consent of the Representative, for a period of 90 days after the date of this Agreement, the Company shall not issue, sell or register with the Commission (other than on Form S-8 or on any successor form) or Canadian Securities Regulators, or otherwise dispose of, directly or indirectly, any equity securities of the Company (or any securities convertible into, exercisable for or exchangeable for equity securities of the Company), except for (i) the issuance of the Shares pursuant to the U.S. Prospectus and the Canadian Prospectus; (ii) the exercise of the Company’s outstanding warrants into Common Shares; (iii) the issuance of shares pursuant to the Company’s existing share incentive plan as described in the Registration Statement, the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus; and (iv) the issuance of shares or instruments convertible into Common Shares of the Company issued pursuant to strategic transactions approved by a majority of the disinterested directors of the Company, provided that (A) such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith within 90 days after the date of this Agreement, and (B) any such issuance shall only be to a person (or to the equity holders of a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.On or before completion of this offering, the Company shall make all filings required under applicable securities laws and by the TSX and/or The Nasdaq Capital Market (including any required registration under the Exchange Act).

(x)          Prior to the Closing Date, the Company will issue no press release or other communications directly or indirectly and hold no press conference with respect to the Company, the condition, financial or otherwise, or the earnings, business affairs or business prospects of any of them, or the offering of the Shares without the prior written consent of the Representative unless in the judgment of the Company and its counsel, and after notification to the Representative, such press release or communication is required by law.

(xi)        The Company will maintain, at its expense, a transfer agent and registrar for the Common Shares.

(xii)       Subject to the duty of the Board at all times to act in the best interests of the Company, the Company will apply the net proceeds from the offering of the Shares substantially in the manner set forth under “Use of Proceeds” in the General Disclosure Package, the U.S. Prospectus and the Canadian Prospectus.

(xiii)      [Reserved.]

(xiv)       If at any time following the distribution of any Written Testing-the-Waters Communication there occurred or occurs an event or development as a result of which such Written Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Written Testing-the-Waters Communication to eliminate or correct such untrue statement or omission.

(b)          The Company agrees to pay, or reimburse if paid by the Representative, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, all costs and expenses incident to the public offering of the Shares and the performance of the obligations of the Company under this Agreement including those relating to: (i) the preparation, printing, reproduction filing and distribution of the Registration Statement including all exhibits thereto, each U.S. Preliminary Prospectus and Canadian Preliminary Prospectus, the U.S. Prospectus, the Canadian Prospectus, all amendments and supplements thereto and any document incorporated by reference therein, and the printing, filing and distribution of this Agreement; (ii) the preparation and delivery of certificates or book entry statements for the Shares to the Underwriters; (iii) the registration or qualification of the Shares for offer and sale under the securities or Blue Sky laws of the various jurisdictions referred to in Section 4(a)(vi), including the reasonable fees and disbursements of counsel for the Underwriters in connection with such registration and qualification and the preparation, printing, distribution and shipment of preliminary and supplementary Blue Sky memoranda; (iv) the furnishing (including costs of shipping and mailing) to the Representative and to the Underwriters of copies of each Preliminary Prospectus, the Prospectus and all amendments or supplements to the Prospectus, and of the several documents required by this Section to be so furnished, as may be reasonably requested for use in connection with the offering and sale of the Shares by the Underwriters or by dealers to whom Shares may be sold; (v) the filing fees of FINRA in connection with its review of the terms of the public offering and reasonable fees and disbursements of counsel for the Underwriters in connection with such review; (vi) inclusion of the Shares for listing on The Nasdaq Capital Market and TSX; (vii) all transfer taxes, if any, with respect to the sale and delivery of the Shares by the Company to the Underwriters; and (vii) all reasonable out-of-pocket costs and expenses incident to the performance of the obligations of the Representative under this Agreement (including, without limitation, the fees and expenses of the Underwriters’ outside attorneys), provided that excluding expenses related to clauses (iii) and (v) hereto, such costs and expenses shall not exceed US$200,000 without the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed).

(c)          The Company acknowledges and agrees that each of the Underwriters has acted and is acting solely in the capacity of a principal in an arm’s length transaction between the Company, on the one hand, and the Underwriters, on the other hand, with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor, agent or fiduciary to the Company or any other person. Additionally, the Company acknowledges and agrees that the Underwriters have not and will not advise the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company has consulted with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company or any other person with respect thereto, whether arising prior to or after the date hereof. Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions have been and will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary duty to the Company or any other person in connection with any such transaction or the process leading thereto.

(d)          Except as disclosed in Schedule III hereto, the Company represents and agrees that it, its directors or officers have not made and will not make any offer relating to the Shares that would constitute an “issuer free writing prospectus,” as defined in Rule 433, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. The Company represents that it has satisfied and agrees that it will satisfy the conditions set forth in Rule 433 of the Securities Act to avoid a requirement to file with the Commission any Road Show.

(e)          During the period prior to the completion of the distribution of the Shares, the Company will comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of applicable securities laws in the Canadian Qualifying Jurisdictions, and the Company will prepare and file promptly at the request of the Underwriters any supplementary material that, in the opinion of the Underwriters, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to continue to qualify the Shares for distribution in each Canadian Qualifying Jurisdiction.

(f)          The Company has complied and shall comply with the requirements of Part 6A of NI 44-102 to enable delivery of the Canadian Final Prospectus and any amendment or supplement thereto, as the case may be, to be made through access thereto where permitted by NI 44-102. The Underwriters shall satisfy any request for electronic or paper copies of the Canadian Final Prospectus and any amendment or supplement thereto in accordance with the requirements of NI 44-102, without charge.

(g)          The Company will use its reasonable commercial efforts to effect and maintain the listing of the Common Shares (including the Common Shares constituting the Securities) on Nasdaq and the TSX.

(h)          The Company will file the template version of any “marketing materials” as defined in National Instrument 41-101 General Prospectus Requirements (“NI 41-101”) (“marketing materials”) approved by the Company and the Underwriters in the manner contemplated by Canadian Securities Laws with the Canadian Securities Regulators not later than the day on which such marketing materials are first provided to a potential investor in the offering of Shares pursuant to this Agreement, as confirmed in writing by the Underwriters to the Company prior to the time of filing. Any comparables and all disclosure relating to such comparables shall be redacted (to the fullest extent permitted by Canadian Securities Laws) from the template version of any marketing materials filed with the Canadian Securities Regulators pursuant to this paragraph and, where applicable, a complete template version of such marketing materials (containing the comparables and related disclosure) shall be delivered to the applicable Canadian Securities Regulators by the Company in compliance with Canadian Securities Laws. The Company and the Underwriters, on a several basis, covenant and agree (i) not to provide any potential investor of Shares with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Canadian Securities Regulators on or before the day such marketing materials are first provided to any potential investor of Shares, (ii) not to provide any potential investor in the Canadian Qualifying Jurisdictions with any materials or information in relation to the distribution of the Shares or the Company other than (a) such marketing materials that have been approved and filed in accordance with NI 44-101, (b) the Canadian Preliminary Prospectus or the Canadian Final Prospectus or any supplement or amendment thereto (and for the avoidance of doubt, includes any documents incorporated by reference), and (c) any “standard term sheets” (within the meaning of Canadian Securities Laws) approved in writing by the Company and Representative on behalf of the Underwriters, and (iii) that any marketing materials approved and filed in accordance with NI 44-101 and any standard term sheets approved in writing by the Company and the Representative on behalf of the Underwriters, shall only be provided to potential investors in the Canadian Qualifying Jurisdictions.

5.	Indemnification.

(a)          The Company agrees to indemnify and hold harmless each Underwriter, its officers and employees and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all losses, claims, damages and liabilities, joint or several (including any reasonable investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted), to which they, or any of them, may become subject under the Securities Act, the Exchange Act or other federal or state law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any “issuer-information” filed or required to be filed pursuant to Rule 433(d) of the Securities Act, any amendment thereof or supplement thereto, any Written Testing-the-Waters Communication, or in any Blue Sky application or other information or other documents executed by the Company filed in any state or other jurisdiction to qualify any or all of the Shares under the securities laws thereof (any such application, document or information being hereinafter referred to as a “Blue Sky Application”) or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, with respect to the U.S. Prospectus and the Canadian Prospectus, in the light of the circumstances under which they were made, not misleading; provided, however, that such indemnity shall not inure to the benefit of any Underwriter (or any person controlling such Underwriter) on account of any losses, claims, damages or liabilities arising from the sale of the Shares to any person by such Underwriter if such untrue statement or omission or alleged untrue statement or omission was made in such preliminary prospectus, the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, or such amendment or supplement thereto, any Written Testing-the-Waters Communication, or in any Blue Sky Application in reliance upon and in conformity with the Underwriter Information. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)          Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Company and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each director of the Company, and each officer of the Company who signs the Registration Statement, against any losses, claims, damages or liabilities to which such party may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, or any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, with respect to the U.S. Prospectus and the Canadian Prospectus, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any such amendment thereof or supplement thereto in reliance upon and in conformity with the Underwriter Information; provided, however, that the obligation of each Underwriter to indemnify the Company (including any controlling person, director or officer thereof) shall be limited to the amount of the underwriting discount and commissions applicable to the Shares to be purchased by such Underwriter hereunder.

(c)          Any party that proposes to assert the right to be indemnified under this Section will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section, notify each such indemnifying party of the commencement of such action, suit or proceeding, enclosing a copy of all papers served. No indemnification provided for in Section 5(a) or 5(b) shall be available to any party who shall fail to give notice as provided in this Section 5(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was prejudiced by the failure to give such notice but the omission so to notify such indemnifying party of any such action, suit or proceeding shall not relieve it from any liability that it may have to any indemnified party for contribution or otherwise than under this Section. In case any such action, suit or proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and the approval by the indemnified party of such counsel, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses, except as provided below and except for the reasonable costs of investigation subsequently incurred by such indemnified party in connection with the defense thereof. The indemnified party shall have the right to employ its counsel in any such action, but the reasonable and documented fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of counsel by such indemnified party has been authorized in writing by the indemnifying parties, (ii) the indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iii) the indemnifying parties shall not have employed counsel to assume the defense of such action within a reasonable time after notice of the commencement thereof, in each of which cases the reasonable and documented fees and expenses of counsel shall be at the expense of the indemnifying parties.

(d)          The indemnifying party under this Section 5 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is a party or could be named and indemnity was or would be sought hereunder by such indemnified party, unless such settlement, compromise or consent (a) includes an unconditional release of such indemnified party from all liability for claims that are the subject matter of such action, suit or proceeding and (b) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

6.             Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 5(a) or 5(b) is due in accordance with its terms but for any reason is unavailable to or insufficient to hold harmless an indemnified party in respect to any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate losses, liabilities, claims, damages and expenses (including any investigation, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting any contribution received by any person entitled hereunder to contribution from any person who may be liable for contribution) incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Shares pursuant to this Agreement or, if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company on the one hand and the Underwriters on the other hand in connection with the statements or omissions, which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations. The Company, and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 6, no Underwriter (except as may be provided in the Agreement Among Underwriters) shall be required to contribute any amount in excess of the underwriting discounts and commissions applicable to the Shares purchased by such Underwriter. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company including any person who, with his or her consent, is named in the Registration Statement as about to become a director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Section 15 of the Securities Act or Section 20 of the Exchange Act, shall have the same rights to contribution as the Company. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 6, notify such party or parties from whom contribution may be sought, but the omission so to notify such party or parties from whom contribution may be sought shall not relieve the party or parties from whom contribution may be sought from any other obligation it or they may have hereunder or otherwise than under this Section 6. No party shall be liable for contribution with respect to any action, suit, proceeding or claim settled without its written consent. Such Underwriter’s obligations to contribute pursuant to this Section 6 are several in proportion to their respective underwriting commitments and not joint.

7.	Termination.

(a)          This Agreement may be terminated with respect to the Shares to be purchased on a Closing Date by the Representative by notifying the Company at any time at or before a Closing Date in the absolute discretion of the Representative if: (i) there has occurred any material adverse change in the securities markets or any event, act or occurrence that has materially disrupted, or in the opinion of the Representative, will in the future materially disrupt, the securities markets or there shall be such a material adverse change in general financial, political or economic conditions or the effect of international conditions on the financial markets in the United States is such as to make it, in the judgment of the Representative, inadvisable or impracticable to market the Shares or enforce contracts for the sale of the Shares; (ii) there has occurred any outbreak or material escalation of hostilities or acts of terrorism or other calamity or crisis, including a health epidemic or pandemic outbreak of infectious disease, the effect of which on the financial markets of the United States is such as to make it, in the judgment of the Representative, inadvisable or impracticable to market the Shares or enforce contracts for the sale of the Shares; (iii) trading in the Shares or any securities of the Company has been suspended or materially limited by the Commission or trading generally on the New York Stock Exchange, the NYSE American, The Nasdaq Stock Market or the TSX has been suspended or materially limited, or minimum or maximum ranges for prices for securities shall have been fixed, or maximum ranges for prices for securities have been required, by any of said exchanges or by such system or by order of the Commission, FINRA, or any other governmental or regulatory authority; (iv) a banking moratorium has been declared by any state or Federal authority; or (v) in the judgment of the Representative, there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus, any event that could have a Material Adverse Effect.

(b)          If this Agreement is terminated pursuant to any of its provisions, the Company shall not be under any liability to any Underwriter, and no Underwriter shall be under any liability to the Company, except that (y) if this Agreement is terminated by the Representative or the Underwriters because of any failure, refusal or inability on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, the Company will reimburse the Underwriters for all out-of-pocket expenses (including the reasonable fees and disbursements of their counsel) incurred by them in connection with the proposed purchase and sale of the Shares or in contemplation of performing their obligations hereunder and (z) no Underwriter who shall have failed or refused to purchase the Shares agreed to be purchased by it under this Agreement, without some reason sufficient hereunder to justify cancellation or termination of its obligations under this Agreement, shall be relieved of liability to the Company or to the other Underwriters for damages occasioned by its failure or refusal.

8.             Substitution of Underwriters. If any Underwriter shall default in its obligation to purchase on any Closing Date the Shares agreed to be purchased hereunder on such Closing Date, the Representative shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase such Shares on the terms contained herein. If, however, the Representative shall not have completed such arrangements within such 36-hour period, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Underwriters to purchase such Shares on such terms. If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by the Representative and the Company as provided above, the aggregate number of Shares which remains unpurchased on such Closing Date does not exceed one-eleventh of the aggregate number of all the Shares that all the Underwriters are obligated to purchase on such date, then the Company shall have the right to require each non-defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at such date and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default. In any such case, either the Representative or the Company shall have the right to postpone the applicable Closing Date for a period of not more than seven days in order to effect any necessary changes and arrangements (including any necessary amendments or supplements to the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any other documents), and the Company agrees to file promptly any amendments to the Registration Statement, the U.S. Prospectus or the Canadian Prospectus which in the opinion of the Company and the Underwriters and their counsels may thereby be made necessary.

If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by the Representative and the Company as provided above, the aggregate number of such Shares which remains unpurchased exceeds 10% of the aggregate number of all the Shares to be purchased at such date, then this Agreement, or, with respect to a Closing Date which occurs after the First Closing Date, the obligations of the Underwriters to purchase and of the Company, as the case may be, to sell the Option Shares to be purchased and sold on such date, shall terminate, without liability on the part of any non-defaulting Underwriter to the Company, and without liability on the part of the Company, except as provided in Sections 4(b), 5, 6 and 7. The provisions of this Section 8 shall not in any way affect the liability of any defaulting Underwriter to the Company or the nondefaulting Underwriters arising out of such default. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section 8 with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

9.             Miscellaneous. The respective agreements, representations, warranties, indemnities and other statements of the Company, and the several Underwriters, as set forth in this Agreement or made by or on behalf of them pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or the Company or any of their respective officers, directors or controlling persons referred to in Sections 5 and 6 hereof, and shall survive delivery of and payment for the Shares. In addition, the provisions of Sections 4(b), 5, 6 and 7 shall survive the termination or cancellation of this Agreement.

This Agreement has been and is made for the benefit of the Underwriters, the Company and their respective successors and assigns, and, to the extent expressed herein, for the benefit of persons controlling any of the Underwriters, or the Company, and directors and officers of the Company, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term “successors and assigns” shall not include any purchaser of Shares from any Underwriter merely because of such purchase. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless and until the same shall be in writing and signed by the Company and the Representative.

All notices and communications hereunder shall be in writing and mailed or delivered or by telephone or telegraph if subsequently confirmed in writing, (a) if to the Representative, c/o Oppenheimer & Co. Inc., 85 Broad Street, New York, New York 10004 Attention: Equity Capital Markets, with a copy to Oppenheimer & Co. Inc., 85 Broad Street, New York, New York 10004 Attention: General Counsel, and (b) if to the Company, to its agent for service as such agent’s address appears on the cover page of the Registration Statement with a copy to Electrovaya Inc., 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Please confirm that the foregoing correctly sets forth the agreement among us.

[Signature page follows]

Very truly yours,

ELECTROVAYA INC.

By:	/s/ Raj Das Gupta
	Name:	Raj Das Gupta
	Title:	Chief Executive Officer

Confirmed:

OPPENHEIMER & CO. INC.

Acting severally on behalf of itself

and as representative of the several

Underwriters named in Schedule I annexed hereto.

By OPPENHEIMER & CO. INC.

By:	/s/ Peter Bennett
Name: Peter Bennett
Title: Managing Director

[Signature Page to Underwriting Agreement]

SCHEDULE I

Name	Number of Firm Shares to Be Purchased	Number of Option Shares to be Purchased
Oppenheimer & Co. Inc.	3,760,000	564,000
Raymond James Ltd.	470,000	70,500
H.C. Wainwright & Co., LLC	235,000	35,250
Roth Capital Partners, LLC	235,000	35,250
Total	4,700,000	705,000

Sch I - 1

SCHEDULE II

Lock-up Signatories

●	Carolyn Hansson

●	Jim Jacobs

●	Kartick Kumar

●	Rajshekar Das Gupta

●	Sankar Das Gupta

●	Steven Berkenfeld

●	John Gibson

 Sch II - 1

SCHEDULE III

Road Show Presentations

Road Show Presentation, dated November 4, 2025.

 Sch III - 1

SCHEDULE IV

Pricing Information

Firm Shares: 4,700,000

Option Shares: 705,000

Price to Public: US$5.20 per share

Underwriters’ Discount: US$0.3120 per share

 Sch IV - 1

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

November [●], 2025

Oppenheimer & Co. Inc.

as Representative of the Several Underwriters

c/o Oppenheimer & Co. Inc.

85 Broad Street

New York, New York 10004

Re: Public Offering of Electrovaya Inc.

Ladies and Gentlemen:

The undersigned, an executive officer or director of Electrovaya Inc. (the “Company”), understands that you, as Representative of the several Underwriters, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, providing for the public offering (the “Public Offering”) by the several Underwriters named in Schedule I to the Underwriting Agreement (the “Underwriters”), of common shares, no par value (“Common Shares”), of the Company (the “Shares”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to enter into the Underwriting Agreement and to proceed with the Public Offering of the Shares, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees for the benefit of the Company, you and the other Underwriters that, without the prior written consent of Oppenheimer & Co. Inc. on behalf of the Underwriters, and except as otherwise permitted herein, the undersigned will not, during the period ending 90 days (the “Lock-Up Period”) after the date of the final prospectus supplement relating to the Public Offering (the “Prospectus”), directly or indirectly (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by the undersigned on the date hereof or hereafter acquired or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing. In addition, the undersigned agrees that, without the prior written consent of Oppenheimer & Co. Inc. on behalf of the Underwriters, it will not, during the period ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The foregoing shall not apply to (1) Common Shares to be transferred as a gift or gifts (provided, that (a) any donee shall execute and deliver to Oppenheimer & Co. Inc., acting on behalf of the Underwriters, not later than one business day prior to such transfer, a written agreement, in substantially the form of this Lock-Up Agreement and otherwise satisfactory in form and substance to Oppenheimer & Co. Inc. and (b) if the undersigned is required to file a report under Section 16(a) of the Exchange Act or make an insider report on the Canadian System for Electronic Disclosure by Insiders (“SEDI”), reporting a reduction in beneficial ownership of shares of Common Shares or beneficially owned shares or any securities convertible into or exercisable or exchangeable for Common Shares or beneficially owned shares during the Lock-Up Period, the undersigned shall include a statement in such report to the effect that such transfer is being made as a gift or charitable donation), (2) (a) the exercise or vesting of equity awards granted pursuant to any equity compensation plan of the Company, or the exercise of warrants to purchase Common Shares, each such security as described in the Registration Statement, the General Disclosure Package and the Prospectus and outstanding as of the date of this Lock-Up Agreement, and (b) the sale of Common Shares to cover the payment of the exercise prices or the payment of taxes associated with the exercise or vesting of such securities described in clause 2(a) (provided, that for clauses (2)(a) and (b), (i) except as provided for in clause 2(b), any securities received upon such exercise or vesting shall be subject to the terms of this Lock-Up Agreement and (ii) no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Common Shares in connection with such distribution (including a filing on SEDI) shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes or comments thereto, to the extent possible, that such sale of Common Shares is to cover the payment of the exercise prices or the payment of taxes).

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Notwithstanding anything else herein to the contrary, the undersigned may gift or donate Common Shares during the Lock-Up Period to a donor advised fund (“DAF”) in Canada selected by the undersigned as a bona fide gift in connection with tax and estate planning (the “Specified Transfer”), and the Specified Transfer may be reported as a disposition by gift on SEDI as required by Canadian securities laws applicable to the undersigned in connection with the Specified Transfer. Upon the execution of such gift, the DAF shall not be required to execute and deliver to Oppenheimer & Co. Inc. a written agreement in substantially the form of this Lock-Up Agreement provided the undersigned covenants not to advise the DAF to effect any sales of the Designated Securities until after the completion of the Lock-Up Period, if any.

For the avoidance of doubt, the undersigned hereby waives any and all notice requirements and rights with respect to the registration of any securities pursuant to any agreement, instrument, understanding or otherwise, including any shareholders agreement, investors rights agreement or registration rights agreement or similar agreement, to which the undersigned is a party or under which the undersigned is entitled to any right or benefit.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Shares and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Representative may be required or choose to provide certain Regulation Best Interest and Form CRS disclosures to you in connection with the Public Offering, the Representative and the other Underwriters are not making a recommendation to you to participate in the Public Offering, enter into this Lock-Up Agreement, or sell any Shares at the price determined in the Public Offering, and nothing set forth in such disclosures is intended to suggest that the Representative or any Underwriter is making such a recommendation.

The undersigned understands that, if the Underwriting Agreement is not executed by November [●], 2025, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, the undersigned shall be released form all obligations under this Lock-Up Agreement.

The undersigned, whether or not participating in the Public Offering, understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

[Signature page follows]

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Very truly yours,

[SIGNATORY]

By:
Name:
Title:

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